August 3, 2018

Alexander J. Lurie
Chief Executive Officer
SVMK Inc.
One Curiosity Way
San Mateo, CA 94403

       Re: SVMK Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 20, 2018
           CIK No. 0001739936

Dear Mr. Lurie:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 12, 2018 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note the revised disclosure and your response to prior comment 2. Please clarify whether a user registering a new account or accessing an existing account means that the user actually used one of your products during the period. If not, tell us whether you monitor actual usage of the SurveyMonkey products and, if so, revise to disclose the number or percentage of active users that used a product during the measurement period.
 Alexander J. Lurie
FirstName LastNameAlexander J. Lurie
SVMK Inc.
Comapany2018
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         Alternatively, disclose the potential limitations on your active user metric.
2. We note your revised disclosure in response to prior comment 3. Please tell us the number of Fortune 500 companies in which you have an organization-level subscription, excluding organizations where you have paying individual users but no organization-level subscription. To the extent this amount materially differs from the 495 companies disclosed in your response, please revise your disclosure here to clarify your presence in
         99% of the Fortune 500 companies.
3. You define organizational domain as a registered internet domain held by an organization. As organizations may have numerous internet domains, please tell us whether you track the number of individual organizations in which you have paying users. If so, disclose such amount or revise your definition of organizational domain to clarify that the 200,000 organizational domains may be greater than the number of organizational relationships.
Risk Factors
The tracking of certain of our user metrics is done with internal tools. . . , page 42

4. We note your response to prior comment 11. Please disclose here that your inability to monitor the extent to which your users are counted more than once is another example of the limitations of the data that you measure.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

5. Your revised disclosure in response to prior comment 13 states that you may experience greater pricing pressure when negotiating with organizations. Please expand the disclosure to clarify the impact on ARPU when upselling organizations to Enterprise subscriptions. Given that your revenue growth has been substantially attributable to improvement in ARPU and such improvement has largely been the result of individual users renewing their subscriptions at higher price points, please specifically address whether upselling organizations poses any risks or challenges to ARPU. Further, disclose the extent to which you expect future ARPU growth to be dependent on your ability to cross-sell your purpose-built solutions to organizations.
6. Your response to prior comment 14 states that the capabilities in SurveyMonkey
         Enterprise will support your efforts to upsell to "organizational customers that seek to deploy SurveyMonkey to more than just a few users." Please tell us how the
         SurveyMonkey Enterprise subscription differs from the Team Advantage and Team
         Premier Plans that are promoted on your website and explain why you have not included a discussion of these plans in the prospectus. We note that these team plans are discounted from the individual plans on a per user basis. As part of your response, explain whether you believe these plans are part of your strategic focus on upselling organizations. Clarify whether a subscription to a Team Advantage plan or a Team Premier plan qualifies as an
 Alexander J. Lurie
FirstName LastNameAlexander J. Lurie
SVMK Inc.
Comapany2018
August 3, NameSVMK Inc.
August 3, 2018 Page 3
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FirstName LastName

         organization-level subscription, and if material, disclose the percentage of domain-based customers within which you have a team on an Advantage plan or Premier plan.
7. We note your response to prior comment 12. Please tell us the amount of revenue related to Enterprise plans and the number of Enterprise plan customers for each period presented. In light of your strategic focus on upselling organizations to Enterprise plans, please explain further to us why this information would not be meaningful in understanding the extent to which you have progressed in this strategic focus and the impact on your results of operations.
Our Valuable Customer Base, page 70

8. In response to prior comment 2, you state that the number of active users provides information regarding your opportunity to convert such users to paying users. Please tell us whether you use the number of active users in managing your business and, if so, provide the quantified metric for each period presented. Refer to Item 303(a)(3) of
         Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.
9. We note your added disclosure in response to prior comment 9. Please revise to provide the actual percentages for organizational and individual dollar-based net retention rates for each period presented rather than stating that such rates have been above a certain percentage.
10. We note that your calculation of organizational dollar-based retention rate is based on a cohort of domain-based customers. Please tell us how you monitor that a customer who registers using an email account with an organizational domain name is using your products on behalf of their organization, or revise to clarify that some of your domain-
         based customers may be using your products for personal reasons. Also, in your response to prior comment 12, you state that you disclose the percentage of revenue attributable to domain-based customers as of March 31, 2018 to provide information about your success in reaching organizations and generating revenue from within your organizational base. For each period presented, please tell us and disclose this information as well as the percentage of paying users that are on an organization-level subscription or an individual purchasing product on behalf of an organization to provide further context regarding composition of your customer base.
Non-GAAP Financial Measures, page 73

11. We note your revised disclosure in response to prior comment 7. Please revise to clarify whether your ARPU calculations include the average number of paying users of the non-
         self-serve portion of SurveyMonkey Audience. If so, disclose the number of such users for each period presented. Alternatively, if the non-self-serve users are excluded from total paying users, revise your description of such metric accordingly.
 Alexander J. Lurie
SVMK Inc.
August 3, 2018
Page 4
Comparison of the Years Ended December 31, 2016 and 2017
Revenue and cost of revenue, page 82

12. Your revised disclosure in response to prior comment 15, which indicates that approximately 67% of the revenue increase in fiscal 2017 is due to the increase in the number of paying users, does not appear to be consistent with your disclosure that revenue increased primarily due to the increase in ARPU. Please revise. Consolidated Financial Statements
Note 14. Subsequent Events, page F-39

13. In response to prior comment 24, you quantify the number of stock option and restricted stock unit grants subsequent to December 31, 2017. Please revise to disclose any stock-
      based compensation awards granted subsequent to the most recent balance sheet date that are not already included in your footnote disclosures and include the expected financial statement impact, if material. Refer to ASC 855-10-45-4.
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 at if you have questions regarding comments on the financial statements and related matters. Please contact Bernard
Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



FirstName LastNameAlexander J. Lurie                      Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameSVMK Inc.
                                                          and Services
August 3, 2018 Page 4
cc:       Rezwan D. Pavri
FirstName LastName